UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-u

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported): June 6, 2025

Cabbacis Inc

(Exact name of issuer as specified in its charter)

Nevada	93-2432982
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

3193 Buffalo Avenue, Unit 1

Niagara Falls, NY 14303
(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (716) 320-5525

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events

On June 3, 2025, Cabbacis Inc received a Notice of Qualification by the U.S. Securities and Exchange Commission (SEC) for its Offering Statement on Form 1-A for a Regulation A (Tier 2) offering.

The offering is for up to $7 million, minus professional expenses and any underwriter fees, through the public sale of its common stock at $2.00 per share. The Regulation A offering is open to broad participation by both accredited and non-accredited investors, the latter subject to applicable Regulation A investment limits.

Exhibit Index

Exhibit No.	Description
99.1	Press release

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cabbacis Inc

By:	/s/ Joseph Pandolfino
	Name:	Joseph Pandolfino
	Title:	Chief Executive Officer and Chairman

Dated: June 6, 2025

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